VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

June 22, 2017	Michael J. Aiello Michael.Aiello@weil.com +1 212 310 8552

Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:                             Cannae Holdings, Inc.

Registration Statement on Form S-4

Filed May 11, 2017

File No. 333-217886

Dear Ms. Parker:

On behalf of Cannae Holdings, Inc. (“Cannae” or the “Company”), please find a response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated June 6, 2017 (the “Comment Letter”) with regard to the Registration Statement on Form S-4 (File No. 333-217886) filed by the Company on May 11, 2017 (the “Registration Statement”). The responses are based on information provided to us by the Company.

Set forth below in bold are the comments contained in the Staff’s comment letter pertaining to the Registration Statement.  Immediately below each of the Staff’s comments is the Company’s response to that comment.  For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter.  In addition, the Company is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 1”), which includes revisions to the Registration Statement in response to the Staff’s comments below.  The Company is also mailing to the Staff’s attention for its convenience a hard copy of this letter together with five copies of Amendment No. 1 marked to indicate changes to the Registration Statement that was filed on May 11, 2017.  Terms used and not defined herein, but defined in Amendment No. 1, have the meanings given to such terms in Amendment No. 1. All references to page numbers and captions correspond to the page numbers and corresponding captions in Amendment No. 1.

How You Can Find Additional Information

1.                                      Please revise the second paragraph to specify the date by which security holders must request documents.  Additionally, please highlight this statement by print type or otherwise. Refer to Item 2(2) of Form S-4.

The disclosure on the inside front prospectus cover page of Amendment No. 1 has been revised in accordance with the Staff’s comment.

Summary, page 4

2.                                      Please confirm that you will file the line of credit agreement with FNF once the terms have been finalized.

The Company acknowledges the Staff’s comment and confirms that it will file the line of credit agreement with Fidelity National Financial, Inc. (“FNF”) once the terms have been finalized.

Q:  Does the Split-Off create any conflicts of interest for Splitco’s management? page 9

3.                                      Please revise to identify the three executive officers who will also be employed by FNF or its subsidiaries.  Please also revise the related risk factor on page 40.

In response to the Staff’s comment, the disclosure has been revised on pages 9 and 34 of Amendment No. 1.

Q:  What are the reasons for the Split-Off?

4.                                      Please expand to explain why the Split-Off is expected to enhance FNF’s eligibility to be included in certain stock indices.

Standard & Poor’s generally does not allow for tracking stocks to be included in their stock market indices.  FNF was removed from the S&P Midcap 400 Index in July 2014 when both the FNF Group and the FNFV Group became tracking stocks.  With the split-off of the Company, FNF will revert back to having a single class of outstanding common stock and again be eligible for inclusion in S&P stock market indices, in particular the S&P 500 Index or the S&P Midcap 400 Index.  In response to the Staff’s comment, the disclosure has been revised on pages 9 and 43 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences of the Split-Off, page 53

5.                                      Please confirm that Deloitte Tax will be providing a long-form tax opinion.

The Company acknowledges the Staff’s comment and confirms that Deloitte Tax will be providing a long-form tax opinion.

6.                                      We note your disclosure in the first paragraph that this “discussion is consistent with the tax opinion to be received from Deloitte Tax as to the principal U.S. federal income tax consequences of the Split-Off to U.S. holders of Splitco common stock.”  Investors are entitled to know of the material U.S. federal income tax consequences, rather than just “principal,” regarding the Split-Off.  Please revise accordingly. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the disclosure has been revised on page 48 of Amendment No. 1.

7.                                      We note your disclosure in the fourth paragraph that this “summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.”  Investors are entitled to rely on the opinions as expressed.  Please revise to remove this inappropriate limitation on reliance.  Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the disclosure has been revised on page 48 of Amendment No. 1.

Selected Unaudited Pro Forma Financial Data, page 60

8.                                      We note your disclosure that you have presented information giving effect to the announced sale of OneDigital which is expected to occur in the second quarter of 2017.  Please tell us and revise to disclose if you expect the sale of OneDigital to be accounted for as a discontinued operation.  If so, please revise your pro forma statement of operations data to reflect the effect of this discontinued operation on the three most recent fiscal years.

The Company expects the sale of OneDigital to be accounted for as a discontinued operation. In response to the Staff’s comment, the disclosure has been revised on pages 57, 58, 59 and 60 of Amendment No. 1 to reflect the effect of this discontinued operation on the three most recent fiscal years.

Summarized Pro Forma Statement of Operations Data, page 61

9.                                      We note from your disclosure in footnote (2) that nonrecurring charges, including estimated gain on the sale, transaction expenses, and related tax expense are not included in the pro forma adjustments above.  Please revise to disclose the expected amount of these items in this footnote, if material.

In response to the Staff’s comment, the disclosure has been revised on page 60 of Amendment No. 1 to include the expected amounts of material nonrecurring charges related to the sale of OneDigital.

Selected Unaudited Historical Attributed Financial Data of FNFV Group, Page 67

10.                               We note that you present selected financial data for SplitCo, FNF, and the FNFV Group. We also note that while the selected financial data for SplitCo is derived from the audited financial statements included in the filing, it is not clear how the data for FNFV Group is derived.  Please tell us and revise to disclose what makes this financial data “attributed” to FNFV Group as you have disclosed, and explain how the amounts differ from the financial data of the Splitco presented on pages 62 & 63.

The financial data attributed to the FNFV Group is unaudited and is derived from the consolidated results of FNF, which is consistent with how FNF has presented the unaudited attributed financial information for the FNFV Group Tracking Stock in Exhibit 99.1 to FNF’s Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 27, 2017.

With respect to the information included in the “Summary Balance Sheet Data” table on page 66 of Amendment No. 1, material differences between the historical attributed financial information of FNFV Group and Splitco include the following:

As of March 31, 2017, (a) Splitco reflects an increase to cash and cash equivalents of $32.1 million related to a presentation of short term investments in money market instruments within cash and cash equivalents, (b) Splitco reflects a decrease to total assets of $47.8 million primarily related to a decrease to deferred tax assets in order to comply with the separate return method required for Splitco as a standalone entity and (c) Splitco reflects a decrease to total equity of $18.7 million primarily related to reductions to deferred tax assets and taxes payable primarily to comply with the separate return method required for Splitco of $36.8 million, net, offset by the forgiveness of its payable to FNF of $18.2 million.

As of December 31, 2016, (a) Splitco reflects a decrease to total assets of $49.2 million primarily related to a decrease to deferred tax assets in order to comply with the separate return method required for Splitco as a standalone entity and (b) Splitco reflects a decrease to total equity of $18.3 million primarily related to reductions to deferred tax assets and taxes payable primarily to comply with the separate return method required for Splitco of $34.2 million, net, offset by the forgiveness of its payable to FNF of $17.4 million.

As of December 31, 2015, (a) Splitco reflects an increase to cash and cash equivalents of $244.1 million related to a presentation of short term investments in money market instruments within cash and cash equivalents, (b) Splitco reflects a decrease to total assets of $41.9 million primarily related to a decrease to deferred tax assets in order to comply with the separate return method required for Splitco as a standalone entity and (c) Splitco reflects a decrease to total equity of $23.9 million primarily related to reductions to deferred tax assets and taxes payable primarily to comply with the separate return method required for Splitco of $34.2 million, net, offset by the forgiveness of its payable to FNF of $9.9 million.

As of December 31, 2014, (a) Splitco reflects an increase to cash and cash equivalents of $164.4 million related to a presentation of short term investments in money market instruments within cash and cash equivalents and (b) Splitco reflects a decrease to total equity of $28.8 million primarily related to increased deferred tax liabilities primarily to comply with the separate return method required for Splitco.

With respect to the information included in the “Summary Statement of Operations Data” table on page 67 of Amendment No. 1, material differences between the historical attributed financial information of FNFV Group and Splitco include the following:

For the year ended December 31, 2015, (a) Splitco reflects the sale of Cascade as the sale of a business which resulted in decreased revenue of $85.1 million, decreased other operating expenses of $72.8 million, and increased realized gains and (losses), net of $12.3 million and (b) Splitco reflects impairments of operating assets of $18.4 million in other operating expense rather than realized gains and (losses), net to comply with its classified income statement.

For the year ended December 31, 2014, (a) Splitco reflects tax expense based on the separate return method which resulted in an increase to income tax expense of $12.5 million and (b) Splitco reflects impairments of operating assets of $17.0 million in other operating expense rather than realized gains and (losses), net to comply with its classified income statement.

In response to the Staff’s comment, the disclosure has been revised on pages 66 and 67 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

11.                               We note from your disclosure beginning on page 108 that you will enter into certain agreements with FNF in connection with the split-off transaction, such as the Reorganization Agreement, Tax Matters Agreement, Corporate Services Agreement, and Registration Rights Agreement.  Please revise MD&A to disclose the nature and significant terms of each of these agreements to the extent that they are material, and to discuss the expected impact of these agreements on your financial condition and results of operations in future periods, as appropriate.

In response to the Staff’s comment, the disclosure has been revised on page 76 of Amendment No. 1 in the MD&A to include a cross reference to the disclosures beginning on page 115 of Amendment No. 1 describing the significant terms of the various agreements the Company will enter into with FNF in connection with the split-off transaction.  The Company does not expect these agreements will have a material impact on the Company’s financial condition and results of operations in future periods.

Critical Accounting Estimates, page 79

12.                               Please consider revising your Critical Accounting Estimates section to include a discussion of your accounting for your equity method investment in Ceridian, including the judgments and uncertainties involved, such as in evaluations of potential decrease in investment value.  In this regard, we note that your investment in Ceridian is a significant component of your total assets, and has been incurring losses over the last several years. We also note from your disclosure on page 79 that historically low interest rates continue to adversely affect this business and that Ceridian believes that and other factors listed may continue to significantly affect its results of operations.

In response to the Staff’s comment, the disclosure has been revised on page 79 of Amendment No. 1.

Results of Operations, page 81

13.                               We note your disclosure on page 82 that the net realized gain for the year ended December 31, 2016 includes a net realized gain of $15 million on the sale of your ownership interest in Stillwater Insurance.  Please explain to us, and revise to disclose more details about the nature of this investment and its sale.

Stillwater Insurance Group is a property and casualty insurance company specializing primarily in flood and personal lines of insurance in which the FNFV Group held a 15% ownership interest. In the second quarter of 2016, the FNFV Group sold its interest in which it had a book value of $21 million for $36 million resulting in a gain on sale of $15 million.

In response to the Staff’s comment, the disclosure has been revised on page 82 of Amendment No. 1.

Restaurant Group, page 83

14.                               Please revise to discuss the reasons for all significant changes in income statement line items within each segment.  For example, personnel costs and other operating costs decreased in 2016 as compared to 2015 but there is no discussion of the reason for this decrease.  Also, when there are several reasons for a change in an income statement line item, please quantify or otherwise describe the change so that it is clear how much of an impact is attributable to each factor.  For example, you disclose that revenues from the Restaurant Group decreased 18% in 2016 compared to 2015 primarily due to the distribution of J. Alexander’s on September 29, 2015, decreased same store sales primarily at O’Charley’s, and the sale of Max and Erma’s on January 25, 2016, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

In response to the Staff’s comment, the disclosure has been revised on page 83 of Amendment No. 1.

Liquidity and Capital Resources, page 85

15.                               Please revise your liquidity section in MD&A to provide a more detailed explanation for the change in working capital and consider including discussions of the three major statements of cash flow captions (i.e., operating activities, investing activities and financing activities) for the three year period for which you present financial statements. This discussion should not merely restate information that is obvious from reviewing the financial statements.  For example, you explain that the increase in cash provided by operations of $49.2 million from 2016 to 2015 is primarily attributable to lower payments for income taxes of $49.6 million, however, you do not provide any other discussion on your changes in cash flows from investing or financing activities.  Your revised discussion should also disclose historical financing arrangements and their importance to cash flows, including the effects, if any of the recent amendment to the ABRH Credit Facility.  Refer to Item 303 of Regulation S-K and the SEC Interpretive Release No. 33-8350 dated December 19, 2003 for further guidance.

In response to the Staff’s comment, the disclosure has been revised on pages 90, 91, 93 and 94 of Amendment No. 1.

Contractual Obligations, page 86

16.                               We note that your purchase obligations are primarily food and beverage obligations with fixed commitments in regards to the time period of the contract and the quantities purchased with annual price adjustments that can fluctuate.  Please tell us how you consider agreements with minimum quantities and/or approximate delivery terms. Refer to Item 303(a)(5) of Regulation S-K.

For agreements with minimum purchase obligations, the minimum amounts the Company is legally required to purchase are included.  The Company does not have agreements with fixed delivery terms.  In response to the Staff’s comment, the disclosure has been revised on pages 91 and 92 of Amendment No. 1.

Executive Compensation, page 97

Executive Officers of Splitco, page 97

17.                               Please advise if any of your initial executive officers will have employment agreements with the company.  If so, please summarize here and file as exhibits.

The Company has not entered into any employment agreements with its initial executive officers. In the event that it enters into any employment agreements with its executive officers prior to the effectiveness of the Registration Statement, the Company will revise its disclosure accordingly.

Investment Success Incentive Program, page 102

18.                               Please revise to discuss this incentive program in greater detail.  In this regard, please revise to clarify if your initial executive officers are participants in this program.  If so, please disclose their allocated percentages of any incentive pool and any potential payments with respect to the OneDigital transaction.

In response to the Staff’s comment, the disclosure has been revised on pages 109 and 110 of Amendment No. 1.

Audited Financial Statements of Fidelity National Financial Ventures Operations

Index to Financial Statements, Page F-1

19.                               The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

The Company respectfully acknowledges the Staff’s comment and will comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

Note A. Business and Summary of Significant Accounting Policies: Revenue Recognition, page F-15

20.                               We note your disclosure in Note A that restaurant revenue on the Combined Statements of Operations consists of restaurant sales, bakery operations, and to a lesser extent, franchise revenue and other revenue.  We also note your disclosure as to how you recognize initial franchise fees and royalties generated by franchisee sales.  If material, please disclose revenue and costs related to company-owned restaurants separately from fees and royalties earned from franchisee owned restaurants under ASC 952-605-45. Also, if material, please revise your statements of operations to separate initial franchise fees from other franchise fee revenue. Also, if there are significant changes in franchisor owned outlets or franchised outlets during the period, please include disclosures required by ASC 952-605-50.

The Company respectfully acknowledges the Staff’s comment. Revenues for franchise fees and royalties were $6.0 million, $6.8 million, and $6.8 million for 2016, 2015 and 2014, respectively. The Company believes that revenue and costs related to company-owned restaurants and initial franchise fees are not material.

In addition, there were not significant changes in franchisor owned outlets or franchised outlets during the period that would require disclosure under ASC 952-605-45.

Note Q. Segment Information, page F-43

21.                               We note that you present your investment in Ceridian as a separate reportable segment. However, it appears that in your disclosure in Note Q, you are disclosing amounts related to Ceridian that are not included in the FNFV financial statements.  For example, you disclose the revenue of Ceridian which is not included in the revenue presented in FNFV’s financial statements.  In order to clarify your disclosure, please revise so that only amounts recorded in FNFV’s financial statements related to Ceridian (i.e. share of income/loss in associated companies and investment assets) are presented in the segment disclosure.  Please revise accordingly.

In the preparation of the Company’s segment footnote, the Company applied the guidance ASC280 Segment Reporting in identifying its reportable segments, one of which was Ceridian, a significant equity method investment, consistent within ASC 280-10-55-2.    The financial information used by the chief operating decision maker are the full financial information, not proportionate amounts. Thus, the Company included the full financial results of Ceridian as that is consistent with management’s approach with regard to the information provided to the chief operating decision maker which is used for purposes of assessing performance and allocating resources.

ASC 280-10-50-27:

“The amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing a public entity’s general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker.”

The Company acknowledges the literature in ASC 280-10-55-8 notes the use of a proportionate presentation of income and expenses for equity method investments.  However, the guidance is specific to those circumstances when such information is reviewed by the chief operating decision maker.

ASC 280-10-55-8

“In measuring the performance of its equity investees, proportionate consolidation shall be used for reporting segment information if that is the way in which such information is reviewed by the chief operating decision maker...”

As the chief decision maker does not use proportionate information, its presentation would be inconsistent with the accounting literature.  Further, the Company notes the users of the financial statements can easily reconcile the full financial presentation with the Company’s income statement with the footnote’s eliminations column. The Company included a “Ceridian Elimination” column in Note Q to reconcile Ceridian’s results to the amounts included in FNFV’s financial statements and stated that “We account for our investment in Ceridian under the equity method of accounting and therefore its results of operations do not consolidate into ours.  Accordingly, we have presented the elimination of Ceridian’s results in the Ceridian Elimination section of the segment presentation above.”

In response to the Staff’s comment, the disclosure has been revised on pages F-46 and F-75 of Amendment No. 1.

Ceridian Holding LLC Financial Statements

Report of Independent Registered Public Accounting Firm, page F-51

22.                               We note that your auditors report related to the 2016 financial statements of Ceridian, states that your auditors conducted the audit “in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America.”  If true, please ask your auditors to revise their audit report to state that their audit was conducted in accordance with “the standards of the Public Company Accounting Oversight Board (United States),” as required by the PCAOB Auditing Standard No. 1, since the standards of the PCAOB include not only auditing, but other types of standards.  Please amend your filing accordingly.

In response to the Staff’s comment, the auditor’s report has been revised on page F-76 of Amendment No. 1.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8552.

Sincerely,

/s/ Michael J. Aiello
Michael J. Aiello

cc:                                Aamira Chaudhry

Staff Accountant

SEC

Claire Erlanger

Staff Accountant

SEC

Donald E. Field

Staff Attorney

SEC

Michael Gravelle

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

Sachin Kohli

Weil, Gotshal & Manges LLP